FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 12, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O. Box 10147, #1460 -701 West Georgia Street

Vancouver, B.C. Canada V7Y 1C6

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS for:

Las Vegas From Home.com Entertainment Inc.

Commission File # 029718

Exhibit 1

Interim Financial Statements for the six month period Ended June 30, 2003

Exhibit 2

Schedule B&C to the Interim Financial Statements -June 30, 2003

Submitted:August 12, 2003

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

    X      SCHEDULE A

_____  SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:  Las Vegas From Home.com Entertainment Inc.

FOR THE QUARTER ENDED:  June 30, 2003

DATE OF REPORT:  August 12, 2003

ISSUER ADDRESS:  #1460 - 701 West Georgia Street, Vancouver, BC  V7Y 1C6

ISSUER FAX:  (604) 681-9428              ISSUER TELEPHONE:  (604) 681-0204

CONTACT PERSON:  Bedo H. Kalpakian

CONTACT'S POSITION:  Chairman         CONTACT TEL. NO:

(604) 681-0204

CONTACT EMAIL ADDRESS:  info@lvfh.com

WEBSITE ADDRESS:  www.lvfh.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN

"BEDO H. KALPAKIAN"

2003/08/12

NAME OF DIRECTOR

SIGN (TYPED)

                 DATE SIGNED (YY/MM/DD)

NEIL SPELLMAN

            "NEIL SPELLMAN"

            2003/08/12

NAME OF DIRECTOR

SIGN (TYPED)

                 DATE SIGNED (YY/MM/DD)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2003

(Expressed in Canadian dollars)

(Unaudited - Prepared by Management)

Las Vegas From Home.com                                                                                        1

Interim Financials

June 30, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	June 30	December 31
	2003	2002
	(unaudited)	(audited)
ASSETS
Current
Cash & Term Deposits	$223,712	$19,294
Receivables	19,070	93,851
Prepaids	44,068	4,595
Receivable from Related Party [Note 9]	95,027	-
	381,877	117,740

Interest in mineral property [Note 5]	1	1
Property and equipment [Note 6]	203,295	227,459

	$585,173	$345,200

LIABILITIES
Current
Payables and accruals	$402,606	$328,090
Payable to related parties [Note 9]	149,705	102,119

	552,311	430,209

SHAREHOLDERS' EQUITY

Capital Stock [Note 8]	$12,593,788	$12,343,788
Deficit	(12,560,926)	(12,428,797)
	32,862	(85,009)

	$585,173	$345,200

Going concern (Note 1)

Commitments (Note 11)

Subsequent events (Note 12)

On behalf of the Board,

  "Bedo H. Kalpakian"

  "Neil Spellman"

________________________                                         ____________________

Director                                                                               Director

Las Vegas From Home.com                                                                                        2

Interim Financials

June 30, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

 (Unaudited - Prepared by Management)

	Six months ended
	June 30
	2003	2002
	(unaudited)	(unaudited)

Revenues	$934,580	$152,094

Expenses
Advertising and promotion	113,004	126,973
Consulting fees	22,841	243,540
Depreciation	30,043	43,507
Finance, interest and foreign exchange	137,867	9,503
Legal, accounting and audit	25,982	76,893
Management fees	90,000	90,000
Office and other	23,666	23,450
Regulatory and transfer agent fees	3,914	12,190
Rent	126,328	49,944
Salaries and benefits	415,082	391,774
Shareholder communication	11,085	5,616
Technical consulting	39,548	60,602
Telephone	12,614	34,721
Travel, meals and entertainment	72,146	99,823
Transaction fees	18,466	23,481
	1,142,586	1,292,017

Loss before other items	(208,006)	(1,139,923)

Other items
Loss on dissolving of subsidiaries	(1,400,026)	-
Loss on sale of equipment	(892)	-
Software write-down	-	(83,438)

Net loss for period	(1,608,924)	(1,223,361)

Deficit, beginning of period	(10,952,002)	(10,686,435)

Deficit, end of period	$(12,560,926)	$(11,909,796)

Weighted average number of shares	39,699,376	28,757,562

Basic and fully diluted loss per common share	$(0.04)	$(0.04)

Las Vegas From Home.com                                                                                        3

Interim Financials

June 30, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

	Six months ended
	June 30

	2003	2002
	(unaudited)	(unaudited)

Cash provided by (used for)

Operations
Net loss	$(1,608,924)	$(1,223,361)
Items not affecting cash
Depreciation	30,043	43,507
Foreign Exchange	78,418	-
Software write-down	-	83,438
	(1,500,463)	(1,096,416)

Changes in non-cash working capital:
Receivables	74,781	(151,045)
Prepaids	(39,473)	(11,831)
Receivable from related party	(95,027)	(253,108)
Payables and accruals	74,516	(6,979)
Payable to related parties	47,586	(13,587)
Player deposits	-	82,138
	62,383	(354,412)
	(1,438,080)	(1,450,828)

Financing
Issuance of common shares for cash	-	1,542,399
Capital subscriptions	250,000	(150,000)
Repayment of capital lease	-	(5,535)
Loans payable	-	7,397
	250,000	1,394,261

Investing
Equipment	(8,420)	(10,506)
Software	-	(26,754)
Loss on dissolving of subsidiaries	1,400,026	-
Loss on sale of equipment	892	-
	1,392,498	(37,260)

Increase in cash and cash equivalents	204,418	(93,827)

Cash and cash equivalents, beginning of period	19,294	102,022

Cash and cash equivalents, end of period	$223,712	$8,195

Las Vegas From Home.com                                                                                        4

Interim Financials

June 30, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2003 AND 2002

(Unaudited - Prepared by Management)

1.

Nature of Operations and Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern" basis, which assumes that the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company was previously involved in the exploration of mineral properties.  During 1999, the Company decided not to continue in the mineral exploration business and sold its mineral properties and wrote down its remaining property to $1 (note 5).

The Company and its Antiguan subsidiaries are in the business of developing and marketing of software for on-line multi-player interactive poker games.

During 2002, the Company's Antiguan subsidiary, Action Poker Gaming Inc. ("Action"), moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acts as its hosting facility for its servers, located on the Kahnawakee Mohawk Reserve ("Kahnawakee") in Canada.

Kahnawakee has reserve status in Canada, which has its own regulations and laws concerning interactive gaming.  These regulations allow the Kahnawakee Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet.  The law in Kahnawakee regarding on-line gaming has not yet been tested by Canadian legal authorities therefore the legality of this issue is inconclusive.

The Kahnawakee Gaming Commission issued to Action, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk for the period commencing November 1, 2002 and ending October 31, 2004 (note 11(a)).

The gaming and entertainment operations are carried on by the Company's Antiguan subsidiaries and not by the Company in Canada.  Due to the nature of Internet gaming and payment by credit card the subsidiaries cannot verify whether the customers are of a lawful age.  The subsidiaries have taken precautions to ensure customers are not from Canada.  The expected principal revenues of the Company's Antiguan subsidiaries will be from collecting rakes, licensing fees and royalties.  The subsidiaries operate as an Internet host of card games and collect a fee as host (rake) and do not participate in the actual card games.

Although management believes that the conduct of Internet gaming related activities by its Antiguan subsidiaries will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities are challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

Las Vegas From Home.com                                                                                        5

Interim Financials

June 30, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2003 AND 2002

(Unaudited - Prepared by Management)

1.

Nature of Operations and Going Concern (Continued)

The Company has incurred significant operating losses over the past three fiscal years.  In addition, the Company must raise significant capital to develop its business and to fund operation costs.  It is not certain that the Company will be successful in its efforts to raise the required capital to continue its operations uninterruptedly.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the "going concern" assumption used in preparing these financial statements.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.

Basis of Presentation

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.  The financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  These interim financial statements should be read in conjunction with the most recent audited annual financial statements.  The significant accounting policies follow that of the most recently reported audited annual financial statements.  In the opinion of the Company, its unaudited interim financial statements contain all of the adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.

Significant Accounting Policies

(a)

Principles of consolidation

These consolidated financial statements include the accounts of Las Vegas From Home.com Entertainment Inc., and its wholly-owned subsidiaries Touchdown Inc., and Action Poker Gaming Inc.  All inter-company balances and transactions have been eliminated.

(b)

Mineral properties

Mineral properties are recorded at cost.  The costs relating to a property abandoned were written off when the decision to abandon was made.

(c)

Depreciation

Depreciation of property and equipment is calculated on the following bases and annual rates:

Software

-  30% Declining balance

Computer equipment

-  30% Declining balance

Furniture and equipment

-  20% Declining balance

Vehicle under capital lease

-  Straight-line over the lease term

Las Vegas From Home.com                                                                                        6

Interim Financials

June 30, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2003 AND 2002

(Unaudited - Prepared by Management)

3.

Significant Accounting Policies (Continued)

Software development costs are capitalized once technical feasibility has been established and a market has been identified.  Such capitalized costs are amortized over the expected life of the product developed once it has been commercially released.

 (d)

Stock-based compensation plans

Effective January 2002, the Company adopted the new Handbook recommendation in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

(e)

Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis based on agreed terms of licences and contracts as the services are rendered.  Revenues from rakes are earned when pre-determined criteria have been met by players of the games.

Allowances for non-collection of revenues are made when collectibility becomes uncertain.

(f)

Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants.  Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(g)

Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Current assets, current liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses, at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

Las Vegas From Home.com                                                                                        7

Interim Financials

June 30, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2003 AND 2002

(Unaudited - Prepared by Management)

3.

Significant Accounting Policies (Continued)

(h)

Net loss per share

Net loss per share is calculated using the weighted average number of shares outstanding.  The dilutive effect of options and warrants is not reflected in loss per share for 2003 and 2002, as the effect would be anti-dilutive.

(i)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

4.

Financial Instruments

(i)

Fair value

The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related party and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, this is minimized by the Company's large customer base.  The Company monitors its exposure to credit risk.

(iv)

Translation risk

The Company translates the results of foreign operations into Canadian currency using  approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

Las Vegas From Home.com                                                                                        8

Interim Financials

June 30, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2003 AND 2002

(Unaudited - Prepared by Management)

5. Interest in mineral property	June 30 2003	December 31 2002
Pike County, United States of America
Acquisition cost, net of proceeds	$1	$1

6. Property and equipment			June 30 2003	December 31 2002
		Accumulated	Net	Net
	Cost	Depreciation	Book Value	Book Value

Software and Software development cost	$180,901	$54,270	$126,631	$144,721
Computer equipment	100,068	23,404	76,664	82,738

	$280,969	$77,674	$203,295	$227,459

During 2000, the company helped develop and acquired, subject to a Source Code Escrow Agreement, ownership interest in certain software for multi-player interactive poker games.  The software was at a stage where it could be played for fun money when various disputes arose between the company and the software developer during 2001.  As a result, the development of the software was halted.  Presently, the software is not capable of generating revenue, as it cannot be played for real money.  The company is in the process of seeking an arbitration based on the original contract in order that the existing disputes may be resolved.  During 2001, the company wrote down the software by $156,724 and during 2002, the Company wrote off the remaining $166,023.

During 2002 and during the six month period ended June 30, 2003, the company continued to develop its own multi-player interactive poker games software.  The amount of $180,901 has been capitalized under software development costs.  Amortization expense of $18,090 has been taken on the costs capitalized for the six month period ended June 30, 2003.

7.   Loans payable

On February, 2002, the company entered into agreements with two arm's length third parties to issue convertible debentures totalling $110,000 bearing compounded interest at the rate of 10% per annum payable quarterly.  The convertible debentures were supposed to become due and payable on February 1 and 4, 2003.  However, the convertible debentures were never issued as the agreements were terminated by mutual consent on April 17, 2002.

8.

Capital stock

(a)

Authorized:

100,000,000 common shares without par value

    5,000,000 preferred shares

Las Vegas From Home.com                                                                                        9

Interim Financials

June 30, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2003 AND 2002

(Unaudited - Prepared by Management)

8.

Capital stock (continued)

(b)

Changes in capital stock:

	June 30, 2003		December 31, 2002
	Number of Shares	Amount	Number Of Shares	Amount

Balance beginning of period	38,103,486	$12,343,788	24,754,420	$10,801,388

Exercise of warrants for cash	-	-	1,311,066	199,800
Private placement*	2,500,000	250,000
Proceeds	-	-	9,038,000	1,372,600
Finder's fees	-	-	3,000,000	(30,000)

Balance end of period	40,603,486	$12,593,788	38,103,486	$12,343,788

*

On March 11, 2003, the Company announced that it had entered into a Non-Brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc. ("Lucky"), a related company, whereby Lucky would acquire 2,500,000 common shares in the capital of the Company at a price of Cdn $0.10 per common share for total proceeds of Cdn $250,000.  In respect to this transaction, the Company received approval on May 12, 2003 from the TSX-Venture Exchange.  The 2,500,000 common shares in the capital of the Company have been issued and there is a hold period on these shares which expires on September 13, 2003.

 (c) Warrants

The following summarizes warrants that have been granted, exercised or have expired during the six month period ended June 30, 2003.  All of the warrants have been issued in connection with the sale of common shares of the company, unless otherwise stated.

	Number of Warrants	Exercise Price $

Balance beginning of period	11,772,114	0.14 to 0.70

Warrants exercised	-	-
Warrants issued	-	-
Warrants expired	(7,209,114)	0.14 to 0.40

Balance end of period	4,563,000	0.25 to 0.70

Las Vegas From Home.com                                                                                        10

Interim Financials

June 30, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2003 AND 2002

(Unaudited - Prepared by Management)

8.

Capital Stock  (continued)

(e)

Stock options

The Company has adopted a Stock Option Plan.  From time to time the company grants stock options to employees and directors pursuant to the rules and regulations of the Canadian Venture Exchange.  The following summarizes the employees and directors stock options that have been granted, exercised, cancelled and expired during the six month period ended June 30, 2003.

	Number of Shares	Exercise Price $

Balance beginning of period	3,610,349	0.10 to 0.36
Options granted	Nil	-
Options exercised	Nil	-
Options expired	(382,450)	0.10 to 0.11

Balance end of period	3,227,899	0.15 to 0.36

9.

Related party transactions

	June 30 2003	December 31 2002
(a) Receivable from related parties
Receivable from Lucky 1 Enterprises Inc.	95,027	-

Total receivable from related parties	95,027	-

(b) Payable to related parties
Payable to Lucky 1 Enterprises Inc.	-	$26,821
Payable to Directors	149,705	75,298

Total payable to related parties	$149,705	$102,119

(i)

The company shares office premises with Lucky 1 Enterprises Inc. ("Lucky") a company related by common management, directors and officers.  Lucky charges the company for its proportionate share of payroll expenses and other expenses ("LVH obligations").  For the six month period ending June 30, 2003, the company has paid Lucky the sum of $96,640 for the LVH obligations which are as follows:  payroll expenses of $81,013 and other expenses of $15,627.  Subsequent to August, 2001 rent for the office premises is paid by the Company, and Lucky is charged for its proportionate share which is $3,447 for the six month period ended June 30, 2003.

(i)

As at June 30, 2003, an amount of $149,705 is payable to a Director of the Company.  This amount of $149,705 represents loans and interest.

(ii)

Pursuant to the new Management Services Agreement and during the six month period ended June 30, 2003, the aggregate amount of expenditures made to management totalled $90,000 (2002: $90,000) and was paid to Kalpakian Bros. of B.C. Ltd. ("the Manager"), the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian.

(iii)

Las Vegas From Home.com                                                                                        11

Interim Financials

June 30, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2003 AND 2002

(Unaudited - Prepared by Management)

10.

Loss carry forwards

(a)

As at December 31, 2002, the non-capital loss carry forward for income tax purposes amounts to $4,635,558. The tax benefits related to the loss carry forward have not been recognized in the financial statements because of uncertainty that the benefits may be realized.  The non-capital loss carry forward expires as follows:

2003	125,171
2004	119,552
2005	158,221
2006	708,311
2007	1,108,651
2008	1,049,307
2009	1,366,345

(a)

The net capital loss carry forward for income tax purposes amounts to $905,088.

(b)

The pools of eligible Canadian development and exploration expenditures amount to $269,000.  These pools can shelter future earnings from resource properties.

11.   Commitments

Pursuant to agreement entered into with various parties the Company's Antiguan subsidiary Action is required to make the following payments:

(a)

Interactive gaming license

(i)

monthly user fees of $10,000 US each month until October 31, 2004,

(b)

Financial transaction fees

(i)

Minimum monthly fee of $5,000 US for the credit card transactions, plus bank surcharges and other charges or fees imposed by banks or clearing houses for handling credit card transactions;

(c)

Lease commitments

The Company has entered into operating leases for office space and an automobile. The minimum rental commitments under operating leases per month are as follows:

Operating Lease	Amount

Office space	$ 5,432
Automobile	$ 1,341

Total $ 6,773

Las Vegas From Home.com                                                                                        12

Interim Financials

June 30, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2003 AND 2002

(Unaudited - Prepared by Management)

12.

Subsequent events

(a)

The Company was named defendant in a lawsuit claiming damages totalling $50,000 for breach of contract.  On July 12, 2003 the Company entered into an out of court settlement by making a cash payment of $6,800 and as a result, this lawsuit was dismissed by consent.

(b)

The Company commenced legal action against a third party seeking repayment of a promissory note due to the Company for $25,000 plus interest.  Subsequently, the Company and two Directors were named defendants in a counterclaim for damages totalling $307,944.  On July 25, 2003 the parties to these lawsuits settled all their differences by entering into an amicable out of court settlement and as a result, these lawsuits were dismissed by consent.

Las Vegas From Home.com                                                                                        13

Interim Financials

June 30, 2003

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

             SCHEDULE A

_  X__  SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:  Las Vegas From Home.com Entertainment Inc.

FOR THE QUARTER ENDED:  June 30, 2003

DATE OF REPORT:  August 12, 2003

ISSUER ADDRESS:  #1460 - 701 West Georgia Street, Vancouver, BC  V7Y 1C6

ISSUER FAX:  (604) 681-9428              ISSUER TELEPHONE:  (604) 681-0204

CONTACT PERSON:  Bedo H. Kalpakian

CONTACT'S POSITION:  Chairman         CONTACT TEL. NO:

(604) 681-0204

CONTACT EMAIL ADDRESS:  info@lvfh.com

WEBSITE ADDRESS:  www.lvfh.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN

"BEDO H. KALPAKIAN"

2003/08/12

NAME OF DIRECTOR

SIGN (TYPED)

                 DATE SIGNED (YY/MM/DD)

NEIL SPELLMAN

            "NEIL SPELLMAN"

            2003/08/12

NAME OF DIRECTOR

SIGN (TYPED)

                 DATE SIGNED (YY/MM/DD)

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.

Analysis of expenses (for the six month period Ended June 30, 2003):

For a breakdown of general and administrative expenditures, please refer to Schedule A, page 3 of the attached unaudited interim financial statements.

2.

Related party transactions

The Company shares office space with Lucky 1 Enterprises Inc. ("Lucky"), a company related by common management and directors.  Lucky charges the Company for its proportionate share of the employee payroll and other expenses ("Las Vegas obligations").  During the six month period ended June 30, 2003, the Company has paid to Lucky the sum of $96,640 for the Las Vegas obligations which are as follows: payroll expenses of $81,013 and other expenses of $15,627.  Subsequent to August 2001, rent for the office premises is paid by the Company and Lucky is charged for its proportionate share which is $3,447 for the six month period ended June 30, 2003.

As at June 30, 2003, an amount of $149,705 is payable to a Director of the Company.  This amount of $149,705 represents loans and interest.

Pursuant to the new Management Services Agreement and during the six month period ended June 30, 2003, the aggregate amount of expenditures made to management totaled $90,000 (2002: $90,000) and was paid to Kalpakian Bros. of B.C. Ltd. ("the Manager"), the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian.

3.

Summary of securities issued (during the year-to-date period):

(a)

(i)

Authorized common shares

100,000,000

	Number of Shares	Amount In Cdn$
Issued and Outstanding:
Beginning of period	38,103,486	12,343,788

Issued during the period:
Lucky 1 Enterprises Inc.	2,500,000	250,000

Balance at June 30, 2003	40,603,486	$12,593,788

(ii)

Authorized preferred shares

    5,000,000

Issued and Outstanding:

      0

(b)

Summary of options granted during the period ended, June 30, 2003:     Nil

Las Vegas From Home.com                                                                                        1

Schedule B & C to the Interim Financials

June 30, 2003

4.

Summary of securities as at the end of the reporting period:  (June 30, 2003)

(a) Authorized share capital:

- common shares

100,000,000

- preferred shares

    5,000,000

(b) Shares issued and outstanding:

- common shares

  40,603,486

- preferred shares

    0

(c) Summary of options outstanding:

Agreement Date	Optionees	Number of Common shares	Exercise price Per share (Cdn $)	Expiry Date

September 10, 1999	Director	25,000	0.36	September 10, 2004
September 10, 1999	Employees (2)	25,000	0.11*	September 10, 2004

March 10, 2000	Directors (2)	141,176	0.11*	March 10, 2005
March 10, 2000	Employees (1)	15,000	0.11*	March 10, 2005

August 4, 2000	Director (2)	170,000	0.11*	August 4, 2005
August 4, 2000	Employees (2)	10,000	0.11	August 4, 2005

September 25, 2000	Directors (2)	171,264	0.11*	September 25, 2005
November 16, 2000	Directors (2)	131,000	0.11*	November 16, 2005
March 23, 2001	Director (1)	25,000	0.15	March 23, 2006

July 10, 2001	Directors (2)	100,000	0.11*	July 10, 2003

December 7, 2001	Employee (3)	116,374	0.10**	December 7, 2003
December 7, 2001	Consultant (1)	50,000	0.10**	December 7, 2003

November 4, 2002	Directors (3)	383,000	0.10	November 4, 2003
November 4, 2002	Director (1)	250,000	0.10	November 4, 2003
November 4, 2002	Consultants (2)	400,000	0.10	November 4, 2003
November 4, 2002	Employees (1)	550,000	0.10	November 4, 2003
	TOTAL:	2,562,814

*  Stock Options that were priced between $0.36 and $0.20 per share were re-priced to $0.11 per share during May 2002.

** Stock Options that were priced @ $0.22 per share were re-priced during November, 2002.

Las Vegas From Home.com                                                                                        2

Schedule B & C to the Interim Financials

June 30, 2003

(d)  Summary of warrants outstanding: (June 30, 2003)

Private Placement Agreement Dates	Placees	Number of Warrants*	Exercise Price $	Expiry Dates

April 18, 2001 - Non Brokered Private Placement	5 investors	875,000	0.40	July 13, 2003

August 13, 2001 - Non Brokered Private Placement	11 investors	2,000,000	0.25	Sept 17, 2003

December 7, 2001 - Non Brokered Private Placement	6 investors	955,000	0.70	Jan 9, 2004

December 7, 2001 - Non Brokered Private Placement	7 investors	733,000	0.70	Feb 8, 2004
	TOTAL:	4,563,000

* One warrant is required to purchase one common share.

(e) Total number of shares subject to escrow or pooling agreements:  Nil.

5.

List of Directors and Officers as of the date the report is signed:

Bedo H. Kalpakian

- Chairman and Director

Jacob H. Kalpakian

- President and Director

Gregory T. McFarlane

- Director

Neil Spellman

- Director

Jack Aktorosyan

- Director

Penilla Klomp

- Secretary

Las Vegas From Home.com                                                                                        3

Schedule B & C to the Interim Financials

June 30, 2003

SCHEDULE C:   MANAGEMENT DISCUSSION AND ANALYSIS

Special Note regarding Forward-Looking Statements

We make certain forward looking-statements in this Interim Financial Statement for the six month period ended June 30, 2003 (Form 6K) within the meaning of Section 27A of the U.S. Securities Act 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters.  The Private U.S. Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking statements.  To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements.  When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans,"  "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this Interim Financial Statement for the six month period ended June 30, 2003 (Form 6K), as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given," or "there is no way to anticipate with certainty," forward-looking statements are being made.  These forward-looking statements speak as of the date of this Interim Financial Statement for the six month period ended June 30, 2003 (Form 6K).

The forward-looking statements are not guarantees of future performance and involve risks and uncertainties.  These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements.  These statements are based on our current beliefs as to the outcome projected or implied in the forward-looking statements.  Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate.  The forward-looking statements involve risks and uncertainties including, but not limited to, the risks and uncertainties referred to in our filings with the U.S. Securities and Exchange Commission including our most recent Annual Report on Form 20F/Amended.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control.  New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements.  Given these risks and uncertainties, investors should not overly rely or attach undue weight to forward-looking statements as an indication of our actual future results.

Description of Business

The Company and its Antiguan subsidiaries are in the business of developing and marketing software for on-line multi-player interactive poker games.  The gaming and entertainment operations will be carried on by The Company's Antiguan subsidiary, namely Action Poker Gaming Inc. ("Action") and not by Las Vegas from Home.com Entertainment Inc.  The expected principal revenues of the Company's subsidiary will be from collecting rakes, licensing fees and royalties.

Las Vegas From Home.com                                                                                        4

Schedule B & C to the Interim Financials

June 30, 2003

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.  The Company has developed its new generation Software for on-line multi-player interactive poker games.  The Company's Software was built exclusively by the Company and is owned outright by the Company. The Company's new generation Software for on-line multi-player interactive poker games is live on-line to the general public under the URL www.tigergaming.com.  The Company is continually enhancing and upgrading the Company's Software.  Furthermore, the Company is developing new games which will be added to the Company's existing Software portfolio.

The company's indirectly owned Antiguan subsidiaries, Endzone Inc. ("Endzone") and Action entered into an agreement dated July 7, 2000, as subsequently amended by various other agreements (collectively, the "Purchase and Support Agreement") with Nasser Towfigh ("Nasser"), Orang Towfigh ("Orang") and Exellon Enterprises Inc. ("Exellon"), a private company controlled by Nasser and Orang, all of West Vancouver, British Columbia, Canada (collectively referred to as "the Endzone Software Developer"), whereby Exellon sold, under certain terms and conditions, to Endzone (Subject to a Source Code Escrow Agreement) a 100% ownership interest in a certain software for multi-player interactive poker games (the "Endzone Software").   Pursuant to the Purchase and Support Agreement, Endzone has made certain payments to the Endzone Software Developer and has made certain advances to Nasser.   The Endzone Software was at a stage where it could be played for fun money when various disputes arose between the Company and the Endzone Software Developer.  As a result, the development of the Endzone software was halted. On December 31, 2001, the Company wrote down the Endzone Software by $156,724 (2000:  $Nil), being 50% of the amount paid to reflect the potential decrease in value.   On September 30, 2002,  the Company wrote off the remainder.  During December 2001, the Company made a provision for the write-down of the loan receivable from Nasser in the amount of $25,207.  On February 4, 2002, the Company made a formal demand to Nasser for the repayment of the demand loan plus interest owing to the Company in the amount of $25,312.35.  Furthermore, on Februay 4, 2002, pursuant to the July 7, 2000 Software Purchase and Support Agreement, the Company gave formal notice to the Endzone Software Developer to invoke the provision for Arbitration.  On February 12, 2002, the Company brought an Action in the Supreme Court of British Columbia against Nasser for the sum of $25,312.35 in respect to the advances made by the Company to Nasser plus accrued interest.  On March 25, 2002, Nasser filed a Statement of Defence to the Company's Action and has filed a counterclaim against the Company, its Chairman, and its President.  The parties to the Lawsuit are attempting to amicably resolve all disputes between themselves.

On March 26, 2002, the Company entered into a Letter of Intent with Inter-Franchise Inc. of Laval, Quebec ("Inter-Franchise"), an arm's length third party, whereby the Company would have acquired, under certain terms and conditions,  100% of the shares of Inter-Franchise.  By mutual consent, the Company and Inter-Franchise have agreed not to proceed with the contemplated transaction.

On April 26, 2001, the Company entered into an agreement with Cryptologic Inc. of Toronto, Ontario ("Crypto") in respect to the terms of an arrangement between Crypto and the Company in relation to a Debenture (the "April 26, 2001 Agreement"), whereby Crypto advanced to the Company the sum of Canadian $200,000 for the purposes of marketing the Action Poker Software.  The April 26, 2001 Agreement was subject to certain terms and conditions.  In furtherance to the April 26, 2001 Agreement, the Company's wholly-owned Antiguan subsidiary G.T. Enterprises Inc. ("GT") entered into a Software Supply and Support Agreement on May 14, 2001 with Wagerlogic Limited ("Wagerlogic") a Cyprus

Las Vegas From Home.com                                                                                        5

Schedule B & C to the Interim Financials

June 30, 2003

Corporation wholly-owned by Crypto and Cryptologic Caribbean Limited ("CCL") an Antiguan Corporation wholly-owned by Crypto (hereinafter collectively referred to as the "Cryptologic Group"). On March 12, 2002 the Company and GT filed an action in the Supreme Court of British Columbia against the Cryptologic Group.  Subsequently, the Company and GT entered into an amicable out-of-court settlement with the Cryptologic group in respect to all outstanding matters between the parties.

During 2002, and up until the six month period ended June 30, 2003 the Company's wholly-owned Antiguan Subsidiary entered into Licensing and Affiliate Agreements in respect to the Company's Software for on-line multi-player interactive poker games with various parties that are at arm's length to the Company.

For personal reasons, Mr. David Horlington of Montreal, Canada has resigned from the Board of Directors of the Company effective March 6, 2003.

On May 12, 2003 Jack Aktorosyan of Montreal, Canada joined the Company's Board of Directors.  Jack Aktorosyan has many years of experience in Business Computer Analysis.

At the Company's Annual General Meeting of its Members, which was held on June 30, 2003 at the Company's offices in Vancouver, British Columbia, the shareholders of the Company passed a resolution to fix the number of Directors at 5, elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane, Neil Spellman, and Jack Aktorosyan as Directors of the Company, appointed Smythe Ratcliffe, Chartered Accountants, as the Company's Auditors for the ensuing year and authorized the Directors of the Company to fix the remuneration of the Company's Auditors and, approved the Company's 2003 Stock Option Plan.

The Company entered into a licensing agreement on November 4, 2002 with Lucky 1 Enterprises Inc. ("Lucky"), a related company, for the joint development of certain on-line gaming software consisting of three card games (the "Gaming Software").  The Company has received from Lucky the agreed license fee of $200,000 for the Gaming Software.  The Gaming Software is equally owned by the Company and Lucky.  The Company shall be the operator of the Gaming Software.  The Company shall receive 60% and Lucky shall receive 40% of all revenues that shall be generated from the operations of the Gaming Software.

During the six month period ended June 30, 2003, the Company incurred a net loss of $1,608,924 ($0.04 per share) as compared to a net loss of $1,223,361 ($0.04 per share) for the same period in the previous year.  Operating expenses during the six month period amounted to $1,142,586 as compared to $1,292,017 in the same period for the year 2002.  The operating expenses consist primarily of salaries and benefits, rent, advertising and promotion, consulting fees, financing, interest and foreign exchange.  Salaries and benefits costs were $415,082 as compared to $391,774 for the same period in the previous year. During the six month period ended June 30, 2003, the Company and its Antiguan Subsidiary recorded revenues of $934,580 (2002: $152,094).  Furthermore, during the six month period ended June 30, 2003, the Company dissolved two of its wholly owned Antiguan subsidiaries, Endzone Inc., and G.T. Enterprises Inc.

Investor Relations

The Company had a Communications and Investor Relations Agreement dated November 15, 2001 (the "Agreement") with Renmark Financial Communications of Montreal, Quebec ("Renmark") which has been terminated effective November 15, 2002.  Renmark was paid a monthly fee of $7,500.

Las Vegas From Home.com                                                                                        6

Schedule B & C to the Interim Financials

June 30, 2003

During the six month period ended June 30, 2003, there were no investor relations contracts undertaken by the Company.  However, the Company's management is engaged in an ongoing internal promotion of the Company's daily activities and developments.

Liquidity and Solvency

The Company has financed its operations mainly through private placements. The proceeds from the private placements were applied towards software development costs, continued enhancement of the company's software and general working capital.

On January 10 and on February 11, 2002, the Company completed the first and second tranche of the non-brokered Private Placement Financing which was announced on December 7 and 21, 2001.  The Company issued a total of 1,688,000 units at $0.20 per unit for total proceeds of $337,600.  Each unit consisted of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at the price of $0.35 per common share in the first year and at $0.70 per common share in the second year.  The Private Placement Financing shares which have been issued were subject to a hold period expiring May 9 and June 8, 2002 respectively. The funds received from this financing were expended towards software development and general working capital.

On February 1, 2002, the Company entered into agreements with two arm's length third parties to issue convertible debentures, upon certain terms and conditions, for Principal amounts totalling $110,000 bearing compounded interest at the rate of 10% per annum payable quarterly.  The convertible debentures were supposed to become due and payable on February 1 and 4, 2003.  However, the convertible debentures were never issued as the agreements have been terminated by mutual consent on April 17, 2002.

On April 16 and 30, 2002, the Company closed the first and second tranche of the non-brokered Private Placement Financing which was announced on March 25 and 28, 2002.  The Company issued a total of 7,350,000 common shares in the capital of the Company at a price of $0.10 per common share, for total proceeds of $735,000.  The Private Placement Financing shares which have been issued were subject to a hold period expiring August 12 and 30, 2002 respectively.  The funds received from this financing have been expended towards software development and towards general working capital.

On June 24, 2002, the Company closed the non-brokered Private Placement Financing which was announced on April 2, 2002.  The non-brokered Private Placement Financing was changed from the originally proposed $300,000 convertible debenture into a Private Placement Subscription for $300,000.  Pursuant to this non-brokered Private Placement the Company issued a total of 3,000,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $300,000.  The Private Placement Financing shares which have been issued were subject to a hold period expiring on October 20, 2002.  In connection with this non-brokered Private Placement Financing, the Company paid a Finder's Fee in the amount of $30,000 to Harry Migirdic of Montreal, Quebec.  The proceeds from this non-brokered Private Placement have been expended towards software development and general working capital.

During the six month period ended June 30, 2003, no share purchase warrants or stock options were exercised.

Las Vegas From Home.com                                                                                        7

Schedule B & C to the Interim Financials

June 30, 2003

As at June 30, 2003, the Company had a working capital deficit of $170,434 as compared to a working capital deficit of $49,902 in the same period of 2002.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and debt financings in order to conduct its operations without any interruptions, it is the Company's intention to pursue these methods for future funding.

On March 11, 2003, the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc. ("Lucky"), a related company, whereby Lucky acquired 2,500,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $250,000.  This transaction received the final approval of the TSX Venture Exchange on May 12, 2003.  The 2,500,000 common shares in the capital of the Company which have been issued to Lucky have a hold period expiring on September 13, 2003.

Subsequent events

(a)

The Company was named defendant in a lawsuit claiming damages totalling $50,000 for breach of contract.  On July 12, 2003 the Company entered into an out of court settlement by making a cash payment of $6,800 and as a result, this lawsuit was dismissed by consent.

(b)

The Company commenced legal action against a third party seeking repayment of a promissory note due to the Company for $25,000 plus interest.  Subsequently, the Company and two Directors were named defendants in a counterclaim for damages totalling $307,944.  On July 25, 2003 the parties to these lawsuits settled all their differences by entering into an amicable out of court settlement and as a result, these lawsuits were dismissed by consent.

Las Vegas From Home.com                                                                                        8

Schedule B & C to the Interim Financials

June 30, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:"Bedo H. Kalpakian"

(Signature)

Chairman & Director

Date: August 12th, 2003